UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. August 27, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call to discuss the second quarter 2015 results, which were published on August 25, 2015. The following items were discussed by executive management as part of the conference call:

On Tuesday, we posted our results for the six months ended June 30, 2015. Earnings for this period reached US$155 million; higher than the amounts seen during the same period in 2014. Revenues for this period totaled just over US$872 million, down approximately 17% when compared to the first half of 2014 mainly because of lower sales volumes in the fertilizer segments and lower iodine prices. I would like to highlight the high margins seen during the first six months of year; gross margin reached 33.9% compared to 28.4% seen during the same period last year. On a similar note, EBITDA margin was over 44% during the second quarter.

Our margins increased as a direct result of lower costs, which were impacted for several reasons. Our lower costs reflect the important work that we have done to make improvements in our operating activities across all business lines by developing new technology, creating value, implementing lean manufacturing and working diligently to be the most cost-effective competitor.

Specifically in the iodine business line, we have further improved our efficiency and cost position. We produce the majority of our iodine at Nueva Victoria, our lowest-cost facility.

During the first half of the year, we had a positive impact on costs of about US$60 million compared to first half last year. We believe that around 50% of these savings were a result of a weaker Chilean pesos and lower oil prices.

Finally, our costs are calculated using an average cost accounting method; therefore during the first half of this year we recognized important cost savings which in turn positively impacted our margins. As production costs continue to decrease, we could see additional benefits in the future.

I will briefly outline what we have seen in our five business lines.

Potassium Nitrate:

As expected, volumes during the second quarter of 2015 were significantly higher than volumes seen during the first quarter of the year. However, we don’t think we will be able to compensate for the weaker volumes seen during the first quarter of the year as originally anticipated, and sales volumes for 2015 should be similar to sales volumes seen in 2014. Average prices for the six month period decreased around 4% compared to the first half of 2014. Going forward, we expect market demand in the potassium nitrate business to grow around 5%, led specifically by the water soluble market. The fundamentals of this market continue to be strong.

Potassium Chloride:

Revenues decreased compared to the first six months of 2014 impacted by significantly lower sales volumes in the first quarter. Although sales volumes recovered during the second quarter, volumes for the first half of this year were about 30% less than sales volumes seen in the same period last year. We expect to end the year with sales volumes about 10% lower than last year. Overall market demand for potassium chloride in 2015 is expected to be lower than demand seen in 2014; this lower demand could increase competition in the market and present pricing pressure in coming quarters.

Iodine:

Revenue reported for the six months ended June 30, 2015 decreased as a result of lower average prices. Prices continued to fall during the first half of the year, and as mentioned in the press release, average prices fell to US$29. Volumes were strong as lower prices have helped stimulate demand, and this, along with a more aggressive volume strategy have aided in higher sales volumes during the first half of the year. The majority of our iodine production is coming out of our Nueva Victoria facility, the most efficient iodine plant in the world, according to our estimates. Despite this we have been able to lower our costs in this facility even further, enhancing our position in this challenging environment. Going forward, we could see further downward pressure on prices, but we expect market demand growth to exceed 3% this year. Iodine sales volumes in 2015 should be approximately 5% higher than volumes seen last year. We are moving in the right direct to return to our historical market share of around 30%.

Lithium:

Revenue for the first half of 2015 slightly decreased as a result of lower sales volumes. Volumes in the lithium business were down approximately 10% when compared to the first six months of last year. Average prices in the business line were up over 7% compared to the first half of last year. It is expected that sales volumes during the second half of this year will be higher than sales volumes seen in the first half. This market continues to show robust demand growth.

Industrial Chemicals:

Revenue was down compared to the first six months of last year as a result of lower sales volumes. As reported last quarter, we see positive signs in the solar salt business, and in the second half of 2015 we expect to recognize some sales originally anticipated for 2016, boosting volumes this year. This shift should bring solar salt sales volume expectations for 2015 to over 75,000 metric tons, a total increase of over 50,000 metric tons when compared to last year. We have closed contracts for projects in Chile and South Africa for 2016 and 2017.

Following the inclement weather in the North of Chile, our production facilities were not affected, but the railway that transports nitrates from Coya Sur to the port in Tocopilla was damaged; it is currently not operating. We are assessing the damage, and are transporting our products to the port by other means of other transportation; we do not expect sales volumes to be materially impacted.

There remains a lot of interest in the market about the arbitration process with CORFO. During the first half of the year we worked diligently in an attempt to reach an agreement with CORFO through the conciliation stage of the arbitration process. No agreement was reached by the parties, and the arbitration proceeding will continue to follow its normal course. The arbitrator will review the facts of the case and make a decision. We expect a decision from the arbitrator next year. SQM maintains and reaffirms its conviction that it has fulfilled in a timely manner all of the obligations of the Lease Agreement and therefore it has no outstanding debt with CORFO. Nevertheless, SQM once again expresses its interest in collaborating with CORFO and continuing the operation of the Salar de Atacama in a way that benefits both parties, as well as the Company’s workers. In conclusion, I think it is important to mention that we will continue to focus on our cost reduction efforts, optimizing our operations and strengthening our cost position.

About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien. 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 27, 2015

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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